 Alcan Inc.

1188 Sherbrooke Street West Montreal, Quebec H3A 3G2 Canada	Mailing Address: P.O. Box 6090 Montreal, Quebec H3C 3A7 Canada	Tel: (514) 848-8000 Fax: (514) 848-8115 Telex: 05-25236 Cable: Alcan	A

May 1, 2003

Alcan Inc.,

1188 Sherbrooke Street West,

Montreal, Quebec,

Canada H3A 3G2

Dear Sirs:

In connection with the issuance today of $500,000,000 aggregate principal amount of 4.50% Notes due 2013 (the "Securities") by Alcan Inc., a Canadian corporation (the "Company"), I, as counsel to the Company, have examined such corporate records of the Company, agreements and other instruments, certificates of public officials and of officers and representatives of the Company, and other documents, as I have deemed it necessary to be required as a basis for the opinions hereinafter expressed. As to various questions of fact material to such opinions, I have, when relevant facts were not independently established, relied upon certifications by officers of the Company.

Based on the foregoing and having regard to legal considerations which I deem relevant, I am of the opinion that:
(i)	The Company is duly incorporated and is validly existing as a corporation in good standing under the laws of Canada and has received a certificate of compliance as of a recent date under the Canadian Business Corporation Act.

(ii)	The Indenture relating to the Securities, as amended by the First through the Sixth Supplemental Indentures thereto, has been duly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company; and

(iii)	The Securities have been authorized by all necessary corporate action of the Company, have been executed, issued and delivered by the Company and constitute valid and binding obligations of the Company.

This opinion must be read subject to the following qualifications:

(a)	Enforceability of the Securities may be affected by laws of general application limiting the enforcement of creditors' rights including, without limitation, bankruptcy, insolvency, reorganization, limitation of actions and moratorium laws;

(b)	Specific performance is a remedy which may only be granted in the discretion of a court of competent jurisdiction; and

Alcan Inc.

A

(c)	Any monetary judgment of a court in the Province of Quebec will be expressed in Canadian currency.

The foregoing opinion is limited to matters involving the laws of Canada and the Province of Quebec. Insofar as the opinions expressed herein relate to or are dependent upon matters governed by the laws of the State of New York by which the Indenture and the Securities are expressed to be governed or by the Federal law of the United States of America, I have relied upon the opinion of Sullivan & Cromwell LLP, special United States counsel to the Company, which opinion is dated the date hereof and is being delivered to you.

I hereby consent to the filing of this opinion with the United States Securities and Exchange Commission. In giving such consent I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Yours truly,

/s/ Roy Millington

Roy Millington

Corporate Secretary